Exhibit 99.1

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 7670609
Israel
Phone number +972-73-222-0700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On August 1, 2016

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of the shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli corporation, will be held at the Philadelphia offices of the Company at 3711 Market St. Suite 740, Philadelphia, PA 19104, on August 1, 2016 at 10:00 am (ET).

The agenda of the meeting shall be as follows:

1.	Approval of the re-election of Mr. Roy Davis to serve as a Class III director of the Company for a three year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2019 in accordance with the Company’s Articles of Association; and
2.	If Item 1 on the agenda of the Annual Meeting is approved, approval effective as of the date of the Annual Meeting, in accordance with Section 273(a) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), of a grant to Mr. Roy Davis of an option to purchase up to 24,000 of the Company’s ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”); and
3.	Approval of the re-election of Mr. Gerald Dogon to serve as a Class III director of the Company for a three year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2019 in accordance with the Company’s Articles of Association; and
4.	If Item 3 on the agenda of the Annual Meeting is approved, approval effective as of the date of the Annual Meeting, in accordance with Section 273(a) of the Companies Law, of a grant to Mr. Gerald Dogon of an option to purchase up to 24,000 Ordinary Shares; and
5.	Approval of the re-election of Ms. Tali Yaron-Eldar to serve as a Class III director of the Company for a three year term commencing on the date of her election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2019 in accordance with the Company’s Articles of Association; and
6.	If Item 5 on the agenda of the Annual Meeting is approved, approval effective as of the date of the Annual Meeting, in accordance with Section 273(a) of the Companies Law of a grant to Ms. Tali Yaron-Eldar of an option to purchase up to 24,000 Ordinary Shares; and
7.	Approval effective as of the date of the Annual Meeting, in accordance with Section 273(a) of the Companies Law, of a grant to Mr. Joshua Rosensweig, a director of the Company, of an option to purchase up to 24,000 Ordinary Shares; and
8.	Approval of a compensation policy for the Company’s directors and officers, in accordance with the requirements of the Companies Law; and
9.	Approval of an update to the remuneration for the chairs of committees of the Board of Directors of the Company; and
10.	Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and until the next Annual Meeting, and to authorize the Audit committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services; and
11.	To discuss the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2015.

The approval of each of Items 1-7, Item 9 (subject to the approval of Item 8) and Item 10 requires the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter.

The approval of Item 8 and in the event that Item 8 is not approved — the approval of Item 9, requires the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter, provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in such Item; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in such Item does not exceed two percent (2%) of the total voting rights in the Company. Abstentions shall not be taken into account in counting the above-referenced shareholder votes.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, including a shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. A shareholder holding 50% or more of the voting rights of the Company is presumed to be a controlling shareholder.

A shareholder will be deemed to have a personal interest if he or she has personal interest in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a holder of 5% or more of that corporate body’s outstanding shares or voting rights, is a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. For that matter according to the Companies Law, “Personal interest” does not apply to a personal interest stemming merely from the holding of shares of the Company. In addition, the term “personal interest” also includes the personal interest of a person voting under a proxy given by another person, even if such appointing person has no personal interest in the proposed act or transaction. In addition, the vote of a person voting under a proxy given by a person having a personal interest in the proposed act or transaction, even if the person voting under the proxy has no personal interest, shall be deemed as a vote made by a person having a personal interest in the proposed act or transaction. The Companies Law defines a “relative” as a person’s spouse, sibling, parent, grandparent or descendent, as well as the descendant, sibling or parent of a person’s spouse, or the spouse of any of the foregoing.

With regards to the approval of Item 8 and 9 in the Proxy Card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company and whether or not you have a personal interest in the proposal set forth in Item 8 or Item 9. If any shareholder casting a vote in connection hereto does not notify us whether or not it is a controlling shareholder of the Company or whether or not it has a personal interest in the approval of the proposal set forth in Item 8 (or Item 9, if applicable), such shareholder’s vote with respect to such Item will be disqualified.

Only shareholders of record at the close of trading on July 1, 2016, will be entitled to vote at the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Discussion at the Annual Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to exactly one week after the original meeting date at the same time and place. At any such adjourned meeting, any two shareholders who are present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Annual Meeting in person may vote with respect to Items 1 through 10 by means of a Proxy Card and are requested to mark, date and sign the enclosed Proxy Card and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Company’s Articles of Association, the vote of the senior holder who tenders a vote, in person or by Proxy Card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by

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the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed Proxy Card must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Avenue, Brooklyn, NY 11219 not less than four (4) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting. Shareholders who attend the Annual Meeting and provide the required information may revoke their Proxy Cards and vote their shares in person.

According to the Companies Law, one or more shareholders who hold at least 1% of the voting rights in the General Meeting may request, within seven (7) days as of the date of this notice, that the Board of Directors include a subject matter on the agenda of the Annual Meeting, provided it is suitable for discussion at a General Meeting.

The complete form of the proposed resolutions and relevant documents may be inspected at the offices of the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel during normal business hours, upon prior coordination with Ana C. Ward, Executive Vice President — Law & Corporate Development, at +512.913.3893 and on the Company’s website at www.rosettagx.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the meeting to the Company’s offices at its above mentioned address, Attention: Ana C. Ward, Executive Vice President — Law & Corporate Development, or by facsimile to +972-73-2220701, no later than July 22, 2016. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison
Chairman of the Board
June 24, 2016

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PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On August 1, 2016

The enclosed proxy is being solicited by the Board of Directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the Philadelphia offices of the Company, at 3711 Market St. Suite 740, Philadelphia, PA 19104, on August 1, 2016 at 10:00 am (ET), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of trading on July 1, 2016.

As of June 21, 2016, we had outstanding 20,865,569 of our ordinary shares, nominal (par) value NIS 0.6 each (“Ordinary Shares”), each of which is entitled to one vote on each matter to be voted at the Annual Meeting.1 The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about July 5, 2016. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of June 24, 2016, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagx.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not less than four (4) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy. If a shareholder signs and returns the proxy card without giving specific instructions with respect to a particular proposal, his shares will be voted in accordance with the recommendation of the Board.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy.

[1]	This does not include 3,257 Ordinary Shares held as treasury shares under Israeli law, all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company, they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meeting of shareholders of the Company.

Discussion at the Annual Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to August 8, 2016 at the same time and place. At any such adjourned meeting, any two shareholders who are present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

Each of Items 1 through 7, Item 9 (subject to the approval of Item 8) and Item 10 to be presented at the Annual Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal. Item 8 to be presented at the Annual Meeting and in the event that Item 8 will not be approved — the approval of Item 9, requires the vote of the holders of a majority of the voting power represented and voting on the matter in person or by proxy, provided that (i) such a majority includes at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders of the Company nor are they shareholders who have a personal interest in the approval of the proposal set forth in Item 8 (or Item 9, if applicable); or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the proposal in Item 8 (or Item 9, if applicable) does not exceed two percent (2%) of the total voting rights in the Company. Abstentions shall not be taken into account in counting the above-referenced shareholder votes.

Under the Israeli Companies Law, 5759-1999 (the “Companies Law”), in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, including a shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. A shareholder holding 50% or more of the voting rights of the Company is presumed to be a controlling shareholder.

A shareholder will be deemed to have a personal interest if he or she has personal interest in an act or transaction of the company, including a personal interest of his or her relative or of a corporate body in which that person or a relative of that person is a holder of 5% or more of that corporate body’s outstanding shares or voting rights, is a director or general manager, or in which he or she has the right to appoint at least one director or the general manager. For that matter according to the Companies Law — “Personal interest” does not apply to a personal interest stemming merely from the fact that the holding of shares of the company. In addition, the term “personal interest” also includes the personal interest of a person voting under a proxy given by another person, even if such appointing person has no personal interest in the proposed act or transaction. In addition, the vote of a person voting under a proxy given by a person having a personal interest in the proposed act or transaction, even if the person voting under the proxy has no personal interest, shall be deemed as a vote made by a person having a personal interest in the proposed act or transaction. The Companies Law defines a “relative” as a person’s spouse, sibling, parent, grandparent or descendent, as well as the descendant, sibling or parent of a person’s spouse, or the spouse of any of the foregoing.

With regards to the approval of Items 8 and 9 in the Proxy Card attached to the proxy statement, you will be asked to indicate whether or not you are a controlling shareholder of the Company and whether or not you have a personal interest in the proposal set forth in Item 8 or Item 9. If any shareholder casting a vote in connection hereto does not notify us whether or not it is a controlling shareholder of the Company or whether or not it has a personal interest in the approval of the proposal set forth in Item 8 (or Item 9, if applicable), such shareholder’s vote with respect to such Item will be disqualified.

The Company is not currently aware of any controlling shareholders as such term is defined for purposes of the Companies Law.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — RE-ELECTION OF MR. ROY DAVIS

Background

Our Articles of Association (the “Articles”) provide that the minimum number of members of the Board is two and the maximum number is seven. Our Board is presently comprised of seven members, two of whom were initially appointed as “external directors” under the Companies Law and as of May 18, 2016 their status was changed into ordinary directors. Our Board (other than the two directors who were appointed as external directors) is divided into three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years.

Our directors (except for the two directors who were appointed as external directors) are divided among the classes as follows:

•	Class I directors are: Mr. Brian A. Markison and Dr. Yitzhak Peterburg. Their term expires at the annual general meeting of shareholders in 2017.
•	Class II directors are: Dr. David Sidransky and Dr. Joshua Rosensweig. Their term expires at the annual general meeting of shareholders in 2018.
•	Class III director is: Mr. Roy N. Davis. His term expires at this Annual Meeting.

In addition, Mr. Gerald Dogon and Ms. Tali Yaron-Eldar, were initially elected by our shareholders on May 30, 2007 as external directors under the Companies Law, were then re-elected on July 14, 2010 and August 5, 2013 for three-year terms, the last of which expires on August 4, 2016. On May 18, 2016, following an amendment to the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trade in Stock Exchanges Outside on Israel), 2000, our Board resolved that the Company will not be subject to the provisions of the Companies Law with respect to the appointment of external directors, and as of such date Mr. Gerald Dogon and Ms. Tali Yaron-Eldar continued their term in office without the status of external directors.

Given the end of the term of Mr. Roy Davis, we are proposing that the shareholders re-elect Mr. Davis as a director for an additional term of three years. If re-elected at this Annual Meeting, Mr. Davis will serve until the annual general meeting of the Company’s shareholders to be held in 2019 or until his office is vacated in accordance with the Articles and the Companies Law.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time to the performance of his or her duties as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders’ meeting of a public company, at which the election of a director is to be considered, will not be convened unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Mr. Davis has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed his applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director. Copies of the declaration of Mr. Davis are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is provided with respect to Mr. Davis and is based upon the records of the Company and information provided to it by Mr. Davis:

Roy N. Davis has served as a member of our board of directors since June 2012. Mr. Davis joined Johnson & Johnson (J&J) in 1984, where he moved through leadership positions of increasing responsibility in the organization in the U.S., Europe and Asia for 27 years prior to his retirement in January 2012. Most recently, from January 2008 through January 2012 Mr. Davis was President, J&J Development Corporation, J&J’s wholly owned venture group, and Vice President of Corporate Development for all of J&J. In these roles Mr. Davis was responsible for acquisition and licensing in areas outside of current J&J business sectors, venture capital investing on behalf of J&J and management of J&J’s wholly owned ventures. These efforts focused on developing new companies for J&J that offer transformational health care solutions. From 2003 to 2007, Mr. Davis held the positions of Company Group Chairman, J&J and Worldwide Franchise Chairman, Ortho Clinical Diagnostics with responsibilities for Ortho Clinical Diagnostics, Inc., Veridex LLC and Therakos, Inc. Mr. Davis received a Bachelor of Science from the State University of New York and a Master of Science from Rensselaer Polytechnic Institute. He served as a member of the Innovations Advisory Board for the Cleveland Clinic during 2008 – 2014 and is currently a member of the Advisory Board for the Wake Forest Institute for Regenerative Medicine and in March 2012 was named to the Board of Directors of Innosight, an innovation consulting firm.

The address for Mr. Roy Davis is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 7670609 Israel.

Mr. Davis shall receive remuneration that is equal to the remuneration paid to the other directors of the Company (except for the Chairman of the Board who receives higher remuneration). In accordance with prior resolutions of the Company’s Compensation Committee, Board and shareholders meetings that were held on October 12, 2012, and on August 5, 2013.

Assuming Mr. Davis is re-elected, he will be entitled to receive: (1) remuneration in an amount of $20,000 USD plus VAT per year, and additional annual remuneration of $7,500 USD plus VAT per committee (Mr. Davis is currently a member of our Audit Committee and our Research and Development Committee) (2) payment of a participation fee of the higher of: (a) $250 USD plus VAT; or (b) the minimal participation fee according to the Israeli Companies Law 1999, and the regulations promulgated pursuant thereto (as of the date hereof — $160 USD), for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions, and (3) 5,000 Restricted Stock Units (“RSUs”) upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting. The RSUs are granted and otherwise subject to the same terms and conditions as applicable to RSUs granted under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “GSIP”), except that the exercise period of the RSUs upon termination shall be six months.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to re-elect Mr. Roy Davis, as a Class III director, to serve for a term of three years, until the 2019 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL TWO — GRANT OF OPTIONS TO MR. ROY DAVIS

Background

According to the Companies Law, as amended in Amendment No. 20, the terms of employment of a director in a public company should be approved (in the following order) by (i) the compensation committee, (ii) the board of directors and (iii) by the general meeting of shareholders of the Company as set forth below.

The Company’s Compensation Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, should Mr. Davis’ appointment be approved according to Item 1 of the agenda for the Annual Meeting, upon commencement of his three-year term, Mr. Davis be eligible to receive, in addition to the remuneration detailed in Item 1, an option to purchase up to 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually, beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months. During his previous terms in office Mr. Davis received options to purchase an aggregate of 24,000 Ordinary Shares, at an exercise price of $5.37 USD, all of which have already vested and will expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, To approve, in accordance with Section 273(a) of the Companies Law that Mr. Davis receive an option to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL THREE — RE-ELECTION OF MR. GERALD DOGON

Background

Given the end of the term of Mr. Gerald Dogon, we are proposing that the shareholders re-elect Mr. Dogon as a Class III Director of the Company for an additional term of three years. If re-elected at this Annual Meeting, Mr. Dogon will serve until the annual general meeting of the Company’s shareholders to be held in 2019 or until such director’s office is vacated in accordance with the Company’s Articles and the Companies Law.

Mr. Dogon has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed his applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director. Copies of the declaration of Mr. Dogon are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is provided with respect to Mr. Dogon and is based upon the records of the Company and information provided to it by Mr. Dogon:

Gerald Dogon has served as a member of our board of directors since February 2007. Until May 18 2016 Mr. Dogon served as an external director under the Companies Law and as of that date he continued his term in office without the status of external director in accordance with a resolution of the Board [taken following an amendment to the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trade in Stock Exchanges Outside on Israel), 2000] according to which the Company will not be subject to the provisions of the Companies Law with respect to the appointment of external directors and with respect to the composition, quorum and presence at meetings of the audit and compensation committees.

From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as a member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. Mr. Dogon has also served as a member of the board of directors of Fundtech Ltd. and was a member of its audit and nominating committees. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and in addition, from November 1997 until December 1999, as a member of its board of directors. Mr. Dogon holds a B.Comm. in Economics from the University of Cape Town.

The address for Mr. Dogon is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 7670609 Israel.

Mr. Dogon shall receive remuneration that is equal to the remuneration paid to the other directors of the Company (except for the Chairman of the Board who receives higher remuneration). In accordance with prior resolutions of the Company’s Compensation Committee, Board and shareholders meetings that were held on October 12, 2012, and on August 5, 2013.

Assuming Mr. Dogon is re-elected, he will be entitled to receive: (1) remuneration in an amount of $20,000 USD plus VAT per year, and additional annual remuneration of $7,500 USD plus VAT per committee (Mr. Dogon is a member of our Compensation Committee and Chair of our Audit Committee) (2) payment of a participation fee of the higher of: (a) $250 USD plus VAT; or (b) the minimal participation fee according to the Israeli Companies Law 1999, and the regulations promulgated pursuant thereto (as of the date hereof — $160 USD), for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions, (3) 5,000 RSUs upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting. The RSUs are granted and otherwise subject to the same terms and conditions as applicable to RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to elect Mr. Gerald Dogon as a Class III director, to serve for a term of three years, until the 2019 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL FOUR — GRANT OF OPTIONS TO MR. GERALD DOGON

According to the Companies Law, as amended in Amendment No. 20, the terms of employment of a director in a public company should be approved (in the following order) by (i) the compensation committee, (ii) the board of directors and (iii) by the general meeting of shareholders of the Company as set forth below.

The Company’s Compensation Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, should Mr. Dogon’s appointment be approved according to Item 3 of the agenda for the Annual Meeting, upon commencement of his three-year term, Mr. Dogon be eligible to receive, in addition to the remuneration detailed in Item 3, an option to purchase up to 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually, beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months. During his previous terms in office Mr. Dogon received options to purchase an aggregate of 24,212 Ordinary Shares, at exercise prices per share varying between $528.01 USD to $3.41 USD, 16,212 of which have already vested and will expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, To approve, in accordance with Section 273(a) of the Companies Law that Mr. Dogon receive an option to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL FIVE — RE-ELECTION OF MS. TALI YARON-ELDAR

Background

Given the end of the term of Ms. Tali Yaron-Eldar, we are proposing that the shareholders re-elect Ms. Eldar as a Class III Director of the Company for an additional term of three years. If re-elected at this Annual Meeting, Ms. Eldar will serve until the annual general meeting of the Company’s shareholders to be held in 2019 or until such director’s office is vacated in accordance with the Company’s Articles and the Companies Law.

Ms. Eldar has declared to the Company that she complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed her applicable qualifications to the Company, and demonstrated to the Company that she is capable of dedicating the appropriate amount of time for the performance of her duties as a director. Copies of the declaration of Ms. Yaron-Eldar are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is provided with respect to Ms. Eldar and is based upon the records of the Company and information provided to it by Ms. Eldar:

Ms. Eldar has served as a member of our board of directors since February 2007. Until May 18 2016 Ms. Yaron-Eldar served as an external director under the Companies Law and as of that date she continued her term in office without the status of external director in accordance with a resolution of the Board [taken following an amendment to the Companies Regulations (Reliefs for Companies whose Shares are Registered for Trade in Stock Exchanges Outside on Israel), 2000] according to which the Company will not be subject to the provisions of the Companies Law with respect to the appointment of external directors and with respect to the composition, quorum and presence at meetings of the audit and compensation committees.

From January 2013, Ms. Yaron-Eldar has served as a partner and founder of Yetax law offices. Between March 2007 and December 2012, Ms. Yaron-Eldar had been a partner with the law firm of Tadmor & Co. From January 2004 to March 2007, she was a partner at the law firm of Cohen, Yaron-Eldar & Co. From January 2004 to January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company. She has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an M.B.A. specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association.

The address for Ms. Eldar is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 7670609 Israel.

Ms. Eldar shall receive remuneration that is equal to the remuneration paid to the other directors of the Company (except for the Chairman of the Board who receives higher remuneration). In accordance with prior resolutions of the Company’s Compensation Committee, Board and shareholders meetings that were held on October 12, 2012, and on August 5, 2013.

Assuming Ms. Eldar is re-elected, she will be entitled to receive: (1) remuneration in an amount of $20,000 USD plus VAT per year, and additional annual remuneration of $7,500 USD plus VAT per committee (Mr. Dogon is the Chair of our Compensation Committee and a member of our Audit Committee) (2) payment of a participation fee of the higher of: (a) $250 USD plus VAT; or (b) the minimal participation fee according to the Israeli Companies Law 1999, and the regulations promulgated pursuant thereto (as of the date hereof — $160 USD), for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions, (3) 5,000 RSUs upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting. The RSUs are granted and otherwise subject to the same terms and conditions as applicable to RSUs granted under the GSIP, except that the exercise period of the options and RSUs upon termination shall be six months.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to elect Ms. Tali Yaron-Eldar as a Class III director, to serve for a term of three years, until the 2019 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL SIX — GRANT OF OPTIONS TO MS. TALI YARON-ELDAR

According to the Companies Law, as amended in Amendment No. 20, the terms of employment of a director in a public company should be approved (in the following order) by (i) the compensation committee, (ii) the board of directors and (iii) by the general meeting of shareholders of the Company as set forth below.

The Company’s Compensation Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, should Ms. Yaron-Eldar’s appointment be approved according to Item 5 of the agenda for the Annual Meeting, upon commencement of her three-year term, Ms. Yaron-Eldar be eligible to receive, in addition to the remuneration detailed in Item 5, an option to purchase up to 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually, beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months. During her previous terms in office Ms. Yaron-Eldar received options to purchase an aggregate of 24,212 Ordinary Shares, at exercise prices per share varying between $528.01 USD to $3.41 USD, 16,212 of which have already vested and will expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, To approve, in accordance with Section 273(a) of the Companies Law that Ms. Yaron-Eldar receive an option to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL SEVEN — GRANT OF OPTIONS TO MR. JOSHUA ROSENSWEIG

According to the Companies Law, as amended in Amendment No. 20, the terms of employment of a director in a public company should be approved (in the following order) by (i) the compensation committee, (ii) the board of directors and (iii) by the general meeting of shareholders of the Company as set forth below.

The Company’s Compensation Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, Mr. Rosensweig shall be eligible to receive, in addition to the remuneration he receives as a director, an option to purchase up to 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually, beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months. When reappointed for the current term in office in the annual general meeting held on August 3 2015, Mr. Rosensweig was not granted options. During his previous terms in office Mr. Rosensweig received options to purchase an aggregate of 24,566 Ordinary Shares, at exercise prices per share varying between $368.67 USD to $5.37 USD, all of which have already vested and will expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, To approve, in accordance with Section 273(a) of the Companies Law that Mr. Rosensweig receive an option to purchase 24,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL EIGHT — APPROVAL OF COMPENSATION POLICY FOR
THE COMPANY’S DIRECTORS AND OFFICERS

Background

The Companies Law (“Amendment No. 20”), requires Israeli public companies to appoint a compensation committee and to adopt a compensation policy with respect to its officers (the “Compensation Policy”). In addition, Amendment No. 20 addresses the corporate approval process required for a public company’s engagement with its officers (with specific reference to a director, a non-director officer, a Chief Executive Officer and controlling shareholders and their relatives who are employed by the company).

The Compensation Policy should be approved by (i) the Board upon the recommendation of the compensation committee; and by the general meeting of shareholders of the Company with a special majority, as defined below, provided however that under special circumstances, the Board of Directors may approve the Compensation Policy regardless of the shareholders meeting objection.

In accordance with Amendment No. 20, the Compensation Policy should be approved every three years and without derogating from such requirement, the board of directors should, from time to time, review the Compensation Policy and the need to adjust it to the requirements of the Companies Law due to a material change in the circumstances that existed upon the approval of the Compensation Policy or for any other reason.

During 2016, amendments were made to the Companies Law and the relevant Companies Regulations, enabling more flexibility and greater discretion with respect to officers’ remuneration. The compensation committee and Board have reviewed the Company’s Compensation Policy in light of these amendments and in light of the changes in the circumstances since the approval of the current Compensation Policy in 2013, which changes included the purchase of CynoGen, Inc. by the Company and decided to approve the updated Compensation Policy attached to this Proxy Statement as Annex A.

Following the recommendation of the Compensation Committee, the Board has approved, on June 13, 2016 a Compensation Policy in accordance with the provisions of Amendment No. 20, in the form attached as Annex A to this Proxy Statement.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED to approve the Company’s updated Compensation Policy, in the form attached as Annex A to the Proxy Statement.”

Pursuant to the Companies Law the approval of the Compensation Policy requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy and voting on the matter, provided that (i) the majority includes at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy; or (ii) the total number of shares of non-controlling shareholders and non-interested shareholders voted against the approval of the Compensation Policy does not exceed two percent of the voting power in the company. Abstentions shall not be taken into account in counting the above-referenced shareholder votes.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e. spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a Personal Interest and whether or not such shareholder is a “controlling shareholder”, and failure to do so disqualifies the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL NINE — APPROVAL OF AN UPDATE TO THE REMUNERATION
OF CHAIRS OF BOARD COMMITTEES

Background

As part of their remuneration and in accordance with prior resolutions of the Company’s Audit Committee, Board and shareholders meeting that was held on October 12, 2012 and on August 5, 2013, each of the Company’s directors who serves as a member of a Committee formed by the Board is entitled to annual remuneration of US $7,500 plus VAT per committee, in addition to his annual remuneration as a director. Chairpersons of Committees are entitled to annual remuneration of US $15,000 plus VAT per committee, in addition to their annual remuneration as a director.

Under the Companies Law, compensation of a director in a public company requires the approval of the company’s compensation committee, Board and general meeting of shareholders, in that order. The changes in remuneration proposed for directors who serves as Committee’s chairpersons as described below have been approved by the Company’s Compensation Committee and Board, in that order, and now require approval of the Company’s shareholders at the Annual Meeting.

The Company’s Compensation Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, the annual fee paid to each of the Company’s directors who serves as a Committee chairperson (in addition to his remuneration as a director), will be increased from US $15,000 to US $22,500 plus VAT per committee.

The proposed remuneration complies with the Company’s proposed Compensation Policy (see Item 8). However, in the event that the Company’s proposed Compensation Policy is not approved by the Annual Meeting the proposed remuneration will require a special majority as detailed below.

As of the date hereof, the Board has established four committees: an audit committee, a compensation committee, a nominating and governance committee and a research and development committee.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

“RESOLVED, to approve that the additional annual fee paid to each of the Company’s directors who serves as a Committee chairperson shall be increased to US $22,500 plus VAT per committee.”

In the event that the Annual Meeting approved the proposed Compensation Policy in accordance with item 8 on the agenda, an affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting shall be required for the approval of such resolution.

Nevertheless, if the proposed Compensation Policy is not approved then, pursuant to the Companies Law, since the proposed remuneration does not comply with the current compensation policy, the approval of the proposed resolution shall requires the affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy and voting on the matter, provided that (i) the majority includes at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the matter; or (ii) the total number of shares of non-controlling shareholders or non-interested shareholders voted against the approval of the proposed update does not exceed two percent of the voting power in the company. Abstentions shall not be taken into account in counting the above-referenced shareholder votes.

A “Personal Interest” of a shareholder (a) includes a personal interest of any member of the immediate family of the shareholder (i.e. spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouses of each of these) (a “Family Member”), or a personal interest of an entity in which the shareholder (or Family Member) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (b) excludes an interest arising in itself from the ownership of shares in the Company. In addition, under the Companies Law, in the case of a person voting by proxy for another person, a Personal Interest includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy has discretion how to vote.

A shareholder must inform the Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a Personal Interest and whether or not such shareholder is a “controlling shareholder”, and in the event that the special majority will be required for the approval of the proposed resolution then failure to do so shall disqualify the shareholder from participating in the vote.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

PROPOSAL TEN — APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

At the Annual Meeting, Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global (“KFGK”), will be nominated for re-appointment as independent registered public accounting firm of the Company and its subsidiaries for the fiscal year ending December 31, 2016, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act of 2002, the Company’s Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law, the appointment of independent auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the independent auditors to the board of directors, and the Company’s shareholders have done so in the past. In addition, pursuant to Israeli law, the Audit Committee is required to examine the independent auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be. The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. Approval of that appointment, as well as authorization of the Board to determine the compensation of the independent auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee is responsible for the oversight of its independent auditors’ scope of work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KFGK and other members of Ernst & Young Global. These services may include audit services, audit-related services, tax services and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, KFGK and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The following table presents fees for professional audit services rendered by KFGK for the audit of the Company’s consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2015 and December 31, 2014 and fees billed for other services rendered by KFGK during those periods:

	Year Ended December 31,
	2015	2014
Audit fees(1)	$202,500	$86,500
Audit related fees(2)	$71,150	$23,990
Tax fees(3)	$16,872	$19,800
Total	$290,522	$130,290

(1)	Audit services were comprised of services associated with the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements and registration statements.
(2)	Audit related fees relate to assurance and associated services that are traditionally performed by the independent auditor, including: due diligence investigations and audit services provided in connection with other statutory or regulatory filings.
(3)	Tax services were comprised of tax compliance, tax advice and tax planning services.

KFGK has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of KFGK.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global, be, and they hereby are, re-appointed as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2016 and until the Company’s next annual general meeting, and that the Board of Directors of the Company, be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

ADDITIONAL REQUIRED DISCLOSURES

The complete form of the proposed resolutions and relevant documents may be inspected at the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, during normal business hours, upon prior coordination with Ana C. Ward, Executive Vice President — Law & Corporate Development, at 512.913.3893 and on the Company’s website www.rosettagx.com.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the meeting to the Company’s offices at its above mentioned address, Attention: Ana C. Ward, Executive Vice President — Law & Corporate Development, or by facsimile to +972-73-222-0701, no later than July 22, 2016. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The Company’s Board of Directors may send position statements in response to shareholder’s position statements no later than July 27, 2016.

A shareholder or shareholders holding shares representing at least 5% of the total voting rights in the Company on the record date (July 1, 2016), (such number being 1,043,279 shares as of June 21, 2016), is entitled, either in person or by proxy, to review the proxy cards at the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, during normal business hours.

It should be noted that following the date hereof, the agenda of the Annual Meeting may be altered, including the adding of items to the agenda, and position statements may be published. The updated agenda and position statements will be made available to the public on the SEC’s website at http://www.sec.gov.

The final date on which the Company may submit a revised Proxy Statement following the adding of items to the agenda at the request of a shareholder is July 8, 2016.

For information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2015 see our annual report on Form 20-F filed with the SEC on March 23, 2016 (File No. 001-33042).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagx.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By order of the Board of Directors,

/s/ Brian A. Markison

Brian A. Markison
Chairman of the Board

ANNEX A

Rosetta Genomics, Ltd.
Compensation Policy for Executive Officers and Directors

This document sets forth the compensation policy of Rosetta Genomics, Ltd. (“Rosetta” or the “Company”).

For purposes of this policy, “executive officers” shall mean “office holders” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Rosetta’s Chief Executive Officer (the “CEO”) but excluding Rosetta’s directors, unless otherwise expressly indicated. This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Rosetta’s CEO and its directors.

Rosetta’s Compensation Committee (the “Committee”) and its Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with Rosetta’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement of an executive officer or director that is approved following its adoption.

COMPENSATION PHILOSOPHY

Rosetta is a clinical diagnostic testing company with the mission of offering clinically relevant testing solutions to aid physicians in patient management and treatment.

To remain competitive, Rosetta must retain highly talented professionals with the necessary capabilities to promote creativity and manage complex operations while embodying certain values. Due to Rosetta’s unique position as an Israeli company operating globally, it aims to adopt compensation policies and procedures that match those of companies of similar complexity, while complying with applicable local laws and customs.

COMPENSATION OBJECTIVES

Rosetta’s objectives with respect to executive officer compensation, as summarized below, are designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long-term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance:  Rosetta aims to incentivize its executive officers by creating a strong link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to Rosetta’s executive officers is based on measures that reflect both Rosetta’s short and long-term goals and performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Rosetta defines clear and measurable quantitative and qualitative objectives that, in combination, are designed to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders:  In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a significant portion of the compensation packages of Rosetta executive officers is granted in the form of equity-based compensation, which creates a direct link between the interests of executive officers and the interests of Rosetta and its shareholders.

Risk management:  Compensation is structured in a manner that creates an incentive to deliver high performance (both long and short-term) while taking into account Rosetta’s compliance and risk management philosophy and avoiding undue pressure to take excessive risks, thus encouraging a balanced and effective risk taking approach. Rosetta’s compensation elements are designed with this in mind, by including mechanisms that reduce incentives to expose the Company to imprudent risks that may harm Rosetta or its shareholders in the short and long-term. This is achieved by using tools such as (i) placing maximum thresholds on eligibility for equity incentives; (ii) measuring performance with key performance indicators that are designed to reduce incentives to take excessive risks; (iii) using compensation vehicles with diverse performance measures;

(iv) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle; and (v) requiring clawback of compensation payments in certain circumstances.

Competitiveness:  Rosetta competes with companies to attract and retain highly talented professionals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Rosetta’s executive officers is generally targeted at the median of the peer group, which includes clinical diagnostic testing companies, as well as other companies which compete with Rosetta for similar talent, and may also include companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

Rosetta’s executive officer compensation philosophy also values the following principles:

•	Promotion of Rosetta’s goals and supporting Rosetta’s business strategy and work plan;
•	Paying executive officers equitably relative to one another based on their role and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;
•	Embedding a culture of strong performance with high integrity; and
•	Encouraging good corporate governance and compliance practices.

COMPENSATION ELEMENTS

Rosetta’s executive officers’ compensation packages may be composed of the following elements:

•	Base Salary
•	Cash Bonuses
•	Time and Performed Based Equity Incentive Awards
•	Benefits and Perquisites
•	Termination arrangements

Pay Mix:  The mix of these Elements for each officer will be structured to (a) compensate the officer for Company-wide performance, (b) compensate the officer for individual performance, and (c) align the officer’s interests with the interests of the shareholders, by emphasizing mid and long term incentives. The Company may also deem it appropriate to incentivize its offers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with risk management policy. Accordingly, subject to the limitations determined in this policy, the actual mix during any given period may change substantially from one period to another depending on a variety of factors. For example, there may be periods during which cash bonuses and equity-based compensation are not granted at all.

Set forth below is a description of each of the Compensation Elements.

Base Salary

Purpose:  Base salaries provide stable compensation to executive officers, allow Rosetta to attract and retain competent executive talent, and maintain a stable management team. Base salaries vary among officers, and will be individually determined, consistent with the principles referenced above, according to each officer’s responsibility, role and experience based on a variety of considerations, including:

•	Professional Background: Education, skills, expertise, professional experience and achievements

•	Competitiveness: With the assistance of external benchmarking, factors such as the nature of the activities and competition for similar talent, and geography as more fully detailed in page A-7 under “External and Internal Considerations”
•	Internal Fairness: The relationship between the officer’s compensation and the compensation of the Company’s other employees and the effect of such relationship on work relations in the Company

Adjustments to base salary:  The Committee and where required under the Companies Law, the Board may periodically consider and approve base salary adjustments for executive officers. The main considerations in salary adjustments are similar to those used in initially determining base salary, but may also include change of role or responsibilities, recognition of professional achievements, regulatory or contractual requirements, budgetary constraints, or market trends. The Committee and Board will also consider the previous and existing compensation arrangements for the executive officer whose base salary is being considered for adjustment. Notwithstanding the foregoing, the CEO is authorized to approve non-material changes to executive officers’ compensation as described on p. 10 of this Policy.

Cash Bonuses

Purpose:  Bonuses or annual performance awards are intended to reward Company’s executive officers for achievement of corporate, individual, and key leadership and management objectives on an annual basis. It is typical practice within the Company’s peer group and the broader life sciences marketplace to pay annual performance awards all in cash at the date of the determination of the award amount.

Parameters:  For executive officers not including the CEO, Company may approve an annual target bonus not exceeding 75% of the executive officer’s annual base salary. However, in special and extraordinary circumstances, the executive officers may receive an annual bonus exceeding 75% of the annual base salary.

Measurement Criteria:  The bonuses for all executive officers as well as the metrics for eligibility for a bonus, and any change thereof, is subject to review and approval of the Board. The Board will endeavor to resolve the annual metrics for bonus payments to executive officers (if any) as close as possible to the date of approval of the Company’s annual work plan and in no case, later than two months after the beginning of each calendar year.

Equity-Based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Rosetta’s shares and/or other performance criteria, and is used to foster a long-term link between executive officers’ interests and the interests of Rosetta and its shareholders, as well as to attract, motivate and retain executive officers’ for the long term by:

•	Providing executive officers with a meaningful interest in Rosetta’s share performance;
•	Linking equity-based compensation to potential and sustained performance; and
•	Spreading benefits over a longer performance cycle through the vesting period mechanism.

Equity-based awards:  Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, including for newly hired or promoted executive officers or due to special retention needs. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Parameters:  Equity-based awards will be granted pursuant to Rosetta’s Equity-Based Incentive Plan, and/or any other incentive plan(s) that Rosetta may adopt in the future, and generally on terms and conditions provided for therein and as determined by the Committee and the Board, provided that any such terms and conditions are consistent with the following:

•	Time-based equity awards: Equity-based awards structured as time-based awards (aimed to reward long term performance, as reflected by the market price of Rosetta’s ordinary shares will include a time-vesting period. Time-based equity awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options, restricted stock, restricted stock units and/or other share-based awards.
•	Performance-based equity awards: The amount and/or vesting of performance-based awards will be subject to achievement of pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long- term performance goals that Rosetta wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The performance vesting criteria for performance-based equity awards will be based on measurable performance criteria, such as financial and/or non-financial parameters, which may be determined as an absolute parameter.

The monetary grant value of executive officers’ equity-based awards will be determined by the Committee and the Board, taking into account, among other things, Rosetta’s pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance, desired competitive compensation levels and dilution or pool limits. When establishing the monetary grant value, the Committee and the Board will also determine the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including stock options, restricted stock units, performance stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle.

The mix of equity-based vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the distribution and elements of the equity mix from time to time.

Caps on equity-based compensation:

•	Cap at grant date: the maximum monetary grant value of the annual equity-based compensation granted to the CEO shall not exceed $8 million and to any other executive officer $3.5 million, and shall not exceed 80% of the CEO’s annual salary or 100% of any non-CEO executive officer’s annual salary.

One-Time Grants

In circumstances deemed appropriate by the Committee and the Board, executive officers may be awarded a fixed amount one-time, cash or equity-based grant upon recruitment, promotion or due to special retention needs.

Measurement Criteria for Determining Compensation for Executive Officers (not including Chief Executive Officer)

Based on an evaluation, each executive officer’s performance is rated on a scale from “unsatisfactory” to “outstanding.” The mid-point of this range — “meets requirements” — reflects that such an executive officer has generally met the requirements of his or her position. To obtain 100% of an executive’s bonus award or equity incentive award, the executive must be rated at least “exceeds requirements.” The level of performance of each executive officer directly influences his or her increase in base salary, annual performance award and equity incentive award relative to target awards (if any). In order to achieve or exceed the target level of the annual performance or equity incentive award, the executive officer’s performance must be rated at least “exceeds requirements.” In order to receive any award, the executive officer’s performance must be rated at least “meets requirements.”

Executive officers who are rated “meets requirements” generally receive annual performance awards and/or equity incentive awards of 50% to 85% of the target award for the level of the officer. Executive officers who are rated “outstanding” may receive annual performance awards and/or equity incentive awards of up to 100% of the target award. In special and extraordinary circumstances, executive officers may receive bonus awards and/or equity incentive awards exceeding 100%. The final amount of the award reflects the individual performance during the assessment period.

Each executive officer is evaluated as to key leadership and management measures, including each individual’s:

•	Contribution to the management team and development and application of leadership skills reflective and supportive of our corporate values, vision and mission;
•	Ability to attract, hire, manage, retain, and motivate talent in support of the achievement of Company’s objectives;
•	Management of his or her functions and responsibilities within established financial budgets and forecasts;
•	Management of regulatory compliance requirements related to his or her responsibilities; and
•	Going above and beyond the call of duty and the definitions of the executive’s job.

Measurement Criteria for Determining Compensation for the Chief Executive Officer

In addition to the criteria listed for executive officers, decisions regarding the CEO’s compensation are based predominantly on the Company’s level of achievement of key corporate objectives, including, among others:

•	Increase of net revenues;
•	Improving Company’s overall fiscal performance and profitability;
•	Entering new markets; and
•	New licensing, sublicensing, joint venture or partnership agreements.

Decisions regarding the CEO’s compensation, including annual performance awards, are also based on the following measures:

•	Building long-term shareholder value;
•	Building and retaining the Company’s senior management team;
•	Exemplifying the Company’s corporate values, mission and vision;
•	Developing and executing the Company’s long-term strategy; and
•	Providing long-term leadership for the Company.

Direct Compensation for Chief Executive Officer

Base Salary

The annual base salary for a CEO of the Company shall not exceed US$1,000,000.

Bonuses

•	In order to ensure the Company offers a competitive compensation package designed to attract, retain and motivate the Company’s CEO, the Company may agree to set an annual target bonus not exceeding 100% of the CEO’s annual base salary. However, in special and extraordinary circumstances, the CEO may receive an annual bonus exceeding 100% of the annual base salary.
•	The extent of the bonus will be determined in accordance with the measures and criteria listed for executive officers as well as development and maintenance of positive relationship with the financial community and the shareholders.

Benefits and Perquisites

Purpose:  Benefit plans and perquisites have three main objectives:

•	Compliance with legal requirements to provide certain benefits that are mandatory under applicable law (e.g., paid vacation, sick leave and pension plans);
•	Attracting, motivating and retaining high level professionals; and
•	Enabling recruitment of executive officers from various locations and their relocation.

Types of Benefits include:

•	The Company provides its executive officers with mobile phones and bears all reasonable costs associated with the use of the Company mobile phone, or reimburses its executive officers for reasonable use of their private mobile phones, all remuneration of cellular phones will be subject to prevailing laws.
•	The Company makes a Company car available to all of its executive officers in Israel and to some in the United States, at an amount according to internal Company policies, subject to the Company’s standard policy and procedures relating to Company cars. The executive officer will bear all fines and penalties that may be imposed as a result of the use of the car while the Company bears all expenses of maintaining and operating the car. The Company generally bears gasoline expenses in reasonable amounts.
•	The Company may accommodate, to a certain extent, a work schedule that will allow executive officers to pursue higher education. The Company may subsidize, in part or in full, higher education for its executive officers following a request made by an executive officer. When considering bearing the costs for an executive officer’s higher education, the Company shall consider how such higher education will aid the executive in performing his/her duties, what sort of commitment the executive officer will provide the Company in return, the executive officers’ tenure with the Company and other such factors that may be relevant.
•	The Company provides its’ executive officers with generally the same benefits as those provided to all other salaried employees, such as short- and long-term disability, 401(k) or pension with Company match.
•	The Company will bear all costs required for executive officers to retain their professional status (CLE, CPD), so long as it is determined that this status directly relates to their position with the Company.
•	Professional association fees — the Company will bear all fees associated with an officer’s membership of a professional association and/or guild required to allow performance of the executive officer’s job, such as annual membership fees for the legal bar association and accountants’ guild.
•	Relocation Packages — the Company may provide relocation assistance to executive officers that are relocating for the benefit of the Company. Such assistance may include reimbursement for moving expenses, scouting and country-of-origin trips, and real estate broker fees.
•	This Policy may include benefits to its executive officers in insubstantial amounts, such as: newspaper subscriptions, holiday presents, birthday presents, birth presents, meals and the like, which the Company may grant from time to time in accordance to the Company’s policies.

According to the Companies Law, all indirect remuneration, and changes to indirect remuneration, of Executive Officers is subject to approval by the Company’s competent organs, as applicable.

Termination Arrangements

Purpose:  Depending on the circumstances, Rosetta may provide certain post-service or employment benefits, compensation or protection to its executive officers, which helps it attract and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Rosetta during their tenure with the Company.

General:  Termination of service or employment arrangements will be determined based on the circumstances of such termination (whether upon retirement, resignation, termination by the Company or otherwise), the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Rosetta’s performance during such period and the executive officer’s contribution to Rosetta achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post- service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection:  Executive officers’ post-service or employment benefits, compensation or protection may include one or more of the arrangements described below. In light of the Company’s global nature and headquarters in Israel, with executive officers located both in Israel and abroad, the following list is intended to encompass termination arrangements in a wide range of circumstances, including geographic location, and does not reflect any intention to provide an individual executive officer with any or all of the arrangements included therein.

•	Advance notice: advance notice of termination for a certain period of time, not to exceed three (3) months during which an executive officer will be entitled to receive his or her regular compensation and benefits and will be required to continue to perform his or her duties, unless otherwise determined by the Company. In lieu of notice, the Company may choose to pay the executive officer in a lump sum or over a period of time.
•	Severance payment: severance payments may be offered on a case by case basis.
•	Medical benefits: continuation of medical and life insurance benefits for a period of up to 18 months following termination of service or employment.
•	Acceleration, continued vesting and exercisability of equity-based compensation: the acceleration or continued vesting of equity-based compensation grants, as well as the post-termination exercise period for vested stock options, following termination of service or employment.

Committee and board discretion:  The Committee and the Board may determine that any or all post service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

External and Internal Considerations

External benchmarks:  While Rosetta focuses on a comparable peer group of small emerging clinical diagnostic testing companies to benchmark compensation, it understands that the market for executive talent may be broader than this group. In addition, Rosetta believes that its peer group should also include companies that compete with Rosetta for similar talent. Consequently, due to Rosetta’s status as a small emerging company with its headquarters in Israel, the Committee and the Board will evaluate executive officer compensation against survey and market data of companies of similar size, financial and/or other characteristics which may include the following:

•	Size (revenue, number of employees, market capitalization)
•	Industry sector
•	Talent Market
•	Complexity of organization
•	National or Global presence
•	Customer base or market share

Internal fairness:  In addition to external benchmarking, the Committee and the Board will periodically review relevant internal ratios between executive officer compensation and the compensation of all other employees, specifically the average and median values of all other employee compensation, and its potential effect on the Company’s labor relations. Where appropriate, the Committee and the Board will review internal ratios between executive officer compensation and that of other employees in relevant geographies as well.

For purposes of this policy, the Committee and the Board examined, among other things, the ratio between the overall compensation of the executive officers and the average and median compensation of other Rosetta employees (including those employed by third-party employment agencies), as well as the possible impact of such ratio on the work environment in Rosetta, in order to ensure that levels of executive officer compensation will not negatively affect Rosetta’s labor relations.

Previous and existing compensation arrangements:  When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General discretion:  This policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Accordingly, the Committee and the Board may, in their sole discretion, approve compensation terms that are lower than the thresholds and benchmarks described herein.

Non-material changes to executive officers’ compensation:  Unless otherwise determined by the Committee and the Board, to the extent permitted by the Israeli Companies Law, the CEO will be authorized to approve changes to the compensation, benefits and perquisites of any other executive officer, provided that the value of such benefits and perquisites with respect to any calendar year does not exceed the value of such executive officer’s one month base salary and further provided that the compensation package of such executive officer is consistent with this policy.

Reduction of variable compensation:  The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board. In addition, the Committee and the Board may set a cap for the exercise value of equity awards.

Clawback:  Rosetta’s executive officers are required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated, during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts). The Company may set-off the reclaimed amount from any future bonus, should the relevant executive officer be entitled to one. Such three year period limitation shall not apply in the event of willful misconduct.

Non-Employee Director Compensation

Objectives:  Rosetta aims to attract and retain highly talented directors with outstanding educational backgrounds, qualifications, skills, expertise, professional experience and achievements, by providing a fair and competitive compensation program. This policy governs compensation to non-employee directors; any management or other employee directors will not receive separate compensation for their service as a director of the Company.

When considering director compensation, the Committee and the Board will review those matters mandated by Israeli law, and may review benchmarking data with respect to compensation of a peer group defined by Rosetta. The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in the scope of their duties or responsibilities.

Director compensation shall be subject to shareholder approval to the extent required under applicable law.

Elements:  Director compensation may be comprised of one or more of the following elements:

Board membership fee.  Directors will generally be entitled to receive an annual cash payment by virtue of their membership on the Board;

Fee per meeting.  Directors are entitled to a certain fee per each meeting of the Board of Directors and/or committee that they attend or participate in, whether physically, via teleconference/videoconference or by unanimous written consent. Such a fee is intended to motivate the Company’s Directors to actively participate in steering the Company;

Committee membership fees.  Directors will generally be entitled to receive an annual cash payment by virtue of their membership on one or more committees of the Board, which payments may vary by committee;

Board/committee chairperson fees.  The chair of the Board and/or the various committees of the Board may also receive additional annual cash payments for their extra service in such capacities; and

Equity Incentive Awards.  Directors may also receive equity-based awards, which are intended to align directors’ interests with those of the Company and its shareholders over the long term. Such awards will generally be made on an annual basis with a fixed grant date value, as approved by the Company’s shareholders from time to time. Such awards will be granted to directors pursuant to Rosetta’s Global Share Incentive Plan and/or any other equity incentive plan(s) that Rosetta may adopt in the future and pursuant to an award agreement setting forth the terms of the award, including, among others, time-vesting and/or holding periods, term, exercise price, if applicable, and acceleration of vesting under certain conditions, provided that the time-vesting or holding period will not be less than one year from the date of grant. Equity awards to directors may be in the form of restricted stock, restricted stock units, stock options and/or other share-based awards, as may be determined by the Company from time to time.

Perquisites:  Directors will be entitled to certain perquisites having an aggregate monetary value of no more than $10,000 per year, per director.

Rosetta’s Chairman, Vice Chairman (if one is appointed) and any other directors who take on increased duties on behalf of the Company may receive different cash payments and/or equity-based awards, in recognition of their increased duties.

Reimbursement of expenses:  Rosetta will reimburse or cover its directors for expenses (including travel expenses) incurred in connection with Board and committee meetings or performing other services for Rosetta in their capacity as directors, in accordance with Company policy.

Statutory external director and designated independent director compensation:  Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to statutory external directors and designated independent directors, if appointed by the Company. These regulations provide that the compensation of these statutory external directors and designated independent directors may be determined relative to that of “other directors” of the Company (as defined in the relevant regulations) (“relative compensation”). Accordingly, and until otherwise determined, the compensation of any statutory and designated independent directors will be relative to that of such other directors so that, if during their term as statutory external directors or designated independent directors, the Company changes the remuneration payable to other directors, including equity-based compensation, the remuneration for each statutory independent director and designated independent director will be adjusted without further approval, so that it will be equivalent to the average remuneration payable to such other directors, all subject to Israeli law.

Statutory external directors and designated independent directors may be entitled to a higher remuneration if classified as “experts” in accordance with regulations promulgated under the Israeli Companies Law.

In addition, subject to shareholders approval and the provisions of the Companies Law, the external directors and designated independent directors may receive the same annual equity-based compensation as received by the other directors.

The payment of relative compensation requires the approval of the Company’s shareholders and therefore, in the event that the shareholders do not approve such relative compensation, the external directors and designated independent directors will be entitled to receive annual and participation fees in accordance with the regulations promulgated under the Israeli Companies Law and as approved by the Committee and the Board.

Insurance, Indemnification and Release

Rosetta may release its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements for this purpose. In addition, Rosetta’s directors and executive officers will be covered by directors’ and officers’ liability insurance policies.

The Committee and the Board shall review Rosetta’s indemnification and release agreements and its directors’ and officers’ liability insurance policies from time to time, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to Rosetta’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for directors and executive officers.